

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

July 7, 2009

By Facsimile (303.431.1567) and U.S. Mail

Michael A. Littman, Esq.
7609 Ralston Road
Arvada, Colorado 80002

>   **Re: Rancher Energy Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed July 6, 2009**
>   **Filed by Jon Nicolaysen, Andrei Stytsenko, et al.**
>   **File No. 0-51425**

Dear Mr. Littman:

        We have reviewed the revised proxy statement and have the following additional comments.

General Information, page 3

1.   At the top of page 4, explain what you mean by the "contractual issues resulting under current management" and how your nominees intend to resolve them.

2.   In the same paragraph provide a basis for your belief that "current management has lost credibility with industry partners and potential capital sources."

3.   In the new background information you have provided here, explain the substance of each of the discussions or other contacts with Rancher Energy's management leading up to this proxy contest. For example, what was discussed at the May 21, 2009 conference call with the Rancher Energy Board and on May 13th in your discussion with Mark Worthey? Provide the same basic description of each contact you had with Rancher Energy representatives referenced in this section.

The NSSVVO Candidates, page 5

4.   The disclosure in the first paragraph on page 9 indicates that none of the NSVVO candidates have previously been employed or engaged as an independent contractor by Rancher Energy nor as an officer or director of Rancher Energy. Please reconcile this disclosure with the disclosure on page 6 which indicates that Mr. Stytsenko served as an officer and director of Rancher Energy from February 2004 until May 2006.

5.   Refer to the last comment above. More prominently disclose and discuss Mr. Stytsenko's prior relationship with Rancher Energy and how that experience factored into the decision to engage in this proxy contest.

Nomination and Quorum Requirements; Voting Procedures, page 9

6.   We note your response to prior comment 12 and the revised disclosure on page 25. Please reconcile this disclosure with disclosure found in the last sentence of the fourth paragraph on page 9.

7.   The paragraph on page 10 indicates that 119,516,723 shares of Rancher Energy common stock were outstanding on June 12, 2009. The paragraph also indicates that the following table is as of June 12, 2009. According to the proxy statement filed by Rancher Energy, the date is actually June 2, 2009. Please reconcile.

Other Matters, page 25

8.   Please reconcile the last paragraph of this section with your response to prior comment 15. If the participants in this solicitation have purchased Rancher Energy stock, please provide the disclosure required by Item 5(b)(1)(vi) of Schedule 14A.

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                Perry J. Hindin
                                Special Counsel
                                Office of Mergers & Acquisitions